China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

March 2, 2015

VIA CORRESPONDENCE

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Melissa Kindelan, Staff Accountant

Mitchell Austin, Staff Attorney

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Mobile Games and Entertainment Group Limited

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

File No. 001-35645

Dear Mr. Gilmore, Mr. Edgar, Ms. Kindelan, Mr. Austin and Mr. Crispino:

This letter sets forth the responses of China Mobile Games and Entertainment Group Limited (the “Company”) to the comments contained in the letter dated February 13, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below the comments from the Staff’s letter and the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2013

General

1.	We note your press release dated January 16, 2015 regarding your relationship with Shenzhen Zhongzheng Ruanyin Science & Technology Co., Ltd. In particular, we note that neither you nor, to the best of your knowledge, any member of your management controls Zhongzheng and that your transactions with Zhongzheng have not been material to you. Please advise us, without qualification as to your knowledge, whether any member of your management directly or indirectly controls Zhongzheng and whether transactions referenced in your press release are material to Zhongzheng. For guidance, consider Item 7.B of Form 20-F.

The Company will provide a response to this comment in a separate response letter to be provided at a later time.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Agreement with Mediatek, page 115

2.	We note your response to prior comment 3. Instruction 4.b(i) to the Exhibits of Form 20-F indicates that you should file your contracts with related parties unless the contracts involve only the purchase or sale of current assets that have a determinable market price and the assets are purchased or sold at that price or the contract is immaterial in amount or significance. Please revise your response to address the factors discussed in Instruction 4.b(i). We note the statement in your response that your agreement with Mediatek is not material compared to your other distribution channels. If you believe the agreement is immaterial in amount or significance, provide a quantitative and qualitative analysis that supports this belief.

The Company will provide a response to this comment in a separate response letter to be provided at a later time.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 130

3.	We note in response to prior comment 8 you did not state that you will amend your Form 20-F for the year ended December 31, 2013. As previously requested, please amend this filing to include a report on ICFR as of December 31, 2013 that complies with Item 15 of Form 20-F.

The Company respectfully submits to the Staff that, as of the end of the period covered by the Annual Report on Form 20-F, the Company’s management, including its chief executive officer and chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2013, and based on its assessment, the Company’s management concluded that, as of December 31, 2013, the Company’s ICFR was not effective. The Company disclosed that it identified a material weakness in 2013, which led to the conclusion that the Company’s ICFR was not effective as of the end of 2013, according to Item 15(b)(3) of Form 20-F. However, the Company did not properly disclose management’s responsibility for establishing and maintaining adequate ICFR under an appropriate framework. The missing language of the management’s report on ICFR was inadvertently omitted due to an administrative error since it was the first year the Company was required to include management’s report on ICFR and the Company will make sure it will not happen again.

The Company will amend the 2013 Form 20-F by providing an explanatory note and an amended “Item 15. Control Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” The explanatory note and the amended portion of Item 15 in the 20-F/A will be as follows:

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 7, 2014 (the “2013 Form 20-F”), is filed to disclose our management’s annual report on internal control over financial reporting in Item 15. This Amendment No. 1 also includes new language in “Item 3. Key Information—D. Risk Factors” detailing the potential consequences of failing to disclose management’s annual report on internal control over financial reporting in the 2013 Form 20-F. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1. The complete text of the Item 19 Exhibits, as amended, is repeated in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the 2013 Form 20-F on March 7, 2014. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2013 Form 20-F or reflect any events that have occurred since March 7, 2014.

Item 15. CONTROLS AND PROCEDURES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was not effective based on the above criteria as a result of a material weakness in internal control over financial reporting. The material weakness relates to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. We have taken initiatives to improve and will continue to strengthen our internal control over financial reporting and disclosure controls. For details on these initiatives, please see “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting.

This report does not include an attestation report from our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies for which we qualify.

4.	Please note that we consider this filing to be materially deficient because it failed to include management’s report on internal control over financial reporting. As a result, we consider you to have been neither current nor timely in your Exchange Act reporting since the date your Form 20-F was filed. Once your amended Form 20-F with management’s report on internal control over financial reporting has been filed, we will consider you to be current in your Exchange Act reporting. Accordingly, it appears:

•	You were ineligible to use Form S-8 (File No. 333-201904) at the time of filing of this registration statement. See General Instruction A.1 to Form S-8. For additional guidance, consider Question 115.02 of our Regulation S-K Compliance and Disclosure Interpretations;

•	Your Form F-3 (File No. 333-194387) incorporated by reference a materially deficient Form 20-F; and

•	You will be ineligible to use Form F-3 until you have timely filed all reports required to be filed during the twelve calendar months preceding the filing of any registration statement. See General Instruction I.A.2 to Form F-3. For additional guidance, consider Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Consequently, consider amending your Form 20-F to include a risk factor discussion of any resulting risks.

The Company acknowledges the Staff’s comment and will not use any registration statement on Form F-3 until its Exchange Act filings with the Commission are current and have been timely made for a full 12 months from the time it becomes current pursuant to the filing of an appropriate Form 20-F/A amending the 2013 Form 20-F (assuming the other eligibility criteria are also satisfied at that time). The Company’s ineligibility to use Form F-3 during this time period will have a negative impact on its ability to quickly access the public capital markets because, if the Company should wish to raise capital on a registered basis, the Company would be required to file a long-form registration statement and wait for the Commission to declare such registration statement effective.

The Company respectfully submits to the Staff that the Form S-8 (File No. 333-209104) that the Company filed on February 6, 2015 has not been used. The Company will file another Form S-8 once the company’s Exchange Act reports are considered current.

The Company acknowledges the Staff’s comment that the Form F-3 (file No. 333-194387) incorporated by reference a materially deficient Form 20-F. However, the Company respectfully submits that the Form F-3 included all material information required by Form F-3 at its date of effectiveness.

The Company acknowledges the Staff’s comment and as discussed in the response to the above comment, will amend its Form 20-F in the Form 20-F/A and include a risk factor in the Form 20-F/A as follows:

Our current ineligibility to use a Registration Statement on Form F -3 may affect our ability to access the public markets quickly to raise debt or equity capital.

As a result of the fact that we are amending our Form 20-F to correct an Item 15 disclosure deficiency, we are ineligible to register sales of our securities on the SEC’s short-form registration statement, Form F-3. We will not be eligible to use Form F-3 to conduct registered public offerings until our filings with the SEC have been timely made for 12 full months, assuming the other eligibility criteria are satisfied at that time. While we are ineligible to use Form F-3, which is faster and less costly to prepare, we will be required to file a long-form registration statement in order to effect a registered public offering. This will negatively affect our ability to access the public capital markets quickly and flexibly until we are once again eligible to use Form F-3. Furthermore, certain investors, for whom the ability to resell their shares relatively soon after they acquire them is important, may only be willing to participate in private financings by us if we can register their shares using a Form F-3. Therefore, our ineligibility to use Form F-3 may limit our ability to raise additional capital from such investors.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +852 2700 6188, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
Name:	Ken Fei Fu Chang
Title:	Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis

Benjamin Su, Esq., Kirkland & Ellis

Ringo Choi, Partner, Ernst & Young Hua Ming LLP